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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GREAT ELM CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Peter A. Reed
Great Elm Capital Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
(617) 375-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons Peter A. Reed
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of	(7)	Sole voting power 1,386,012
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 1,386,012
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,386,012
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.1%
(14)	Type of reporting person (see instructions) IN

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Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock), of Great Elm Capital Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Item 2. Identity and Background.

The Schedule 13D is being filed by Peter A. Reed (the “Reporting Person”). The principal address of the Reporting Person is c/o Great Elm Capital Group, Inc., 800 South Street, Suite 230, Waltham, Massachusetts 02453. The Reporting Person is the Chief Executive Officer of the Issuer and a citizen of the United States of America.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock covered by this Schedule 13D were acquired by the Reporting Person at various times between 2015 and 2020.  Funds used to acquire the Common Stock were personal funds, except that certain of the Common Stock was acquired by the Reporting Person as part of the Reporting Person’s compensation as an employee of the Company.

Item 4. Purpose of Transaction.

The Common Stock previously acquired by the Reporting Person was for investment purposes and as part of the Reporting Person’s compensation as an employee of the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions, through the exercise of vested options or as part of his employment compensation through additional grants of restricted stock or restricted stock units. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in privately negotiated transactions to one or more purchasers, consistent with his investment purpose. Other than as described above, the Reporting Person has no current plans which relate to or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

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Item 5. Interest in Securities of the Issuer.

(a) - (b)

The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 26,395,328 shares of Common Stock outstanding. As of the date of this Schedule 13D, The Reporting Person beneficially owns 1,386,012 shares of Common Stock, which represents approximately 5.1% of the issued and outstanding shares of Common Stock. Such shares of Common Stock beneficially owned by the Reporting Person include (i) 545,369 shares of Common Stock held directly by the Reporting Person, (ii) 220,923 shares of Common Stock represented by a restricted stock award for which the Reporting Person has sole voting control, (iii) 618,662 shares of Common Stock issuable upon exercise of vested options, or options that will be exercisable within sixty days from the date of this Schedule 13D, and (iv) 1,058 shares of Common Stock issuable upon the vesting of restricted stock units that will vest within sixty days from the date of this Schedule 13D.

The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all shares of Common Stock beneficially owned by the Reporting Person.

(c)  Except as described below, no transaction in the Common Stock were effected during the past sixty days by the Reporting Person.

During the past sixty days 1,057 shares of common stock were issued to the Reporting Person in connection with the vesting of previously granted restricted stock units.

During the past sixty days 9,480 options became vested and exercisable by the Reporting Person pursuant to the terms of previously issued option awards.

(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Equity Award Arrangements

The Reporting person has been granted equity awards pursuant to the Issuer’s Amended and Restated 2016 Long-Term Incentive Compensation Plan. The forms of award agreements applicable to such awards were previously filed with the SEC and the terms of such equity awards, including number of securities, date of grants, vesting schedules, type of awards, exercise prices and expiration dates have previously been disclosed in the Reporting Person’s Form 3 and Form 4 filings made with the SEC.

Other than as described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
1.	Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to Annex A to the Proxy Statement filed on September 20, 2018)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020	/s/ Peter A. Reed
Peter A. Reed